Item 77D(g)

The Board of Directors has approved a material change in the investment policies of the registrant on Investments in Options with respect to engaging in short sales of securities. Previously, the registrant's investment policy on Investments in Options provided that the registrant's practice is not to make short sales except in limited volume when done solely in conjunction with the sale of a put or the purchase of a call option as a hedge against its exposure under the option. The Board has approved the removal of the limitations on engaging in short sales to permit making short sales as part of an investment strategy in which the registrant opportunistically sells short a security and takes a corresponding long position in another security in a "paired trade".